UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

July 5, 2022

Date of Report: (Date of earliest event reported)

MASTERWORKS 022, LLC

(Exact name of issuer as specified in its charter)

Delaware	85-1822644
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

225 Liberty Street, 29th Floor

New York, New York 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

As previously disclosed by Masterworks 022, LLC (the “Company”) in its Current Report on Form 1-U filed with the SEC on May 24, 2022, the Company and the 022 Segregated Portfolio of Masterworks Cayman, SPC agreed to consign the sole painting owned by the Company created by Cecily Brown (the “Painting”) to an unaffiliated gallery (the “Consignee”), pursuant to a consignment agreement (the “Consignment Agreement”). A copy of the Consignment Agreement is incorporated by reference herein, as Exhibit 6.1 hereto, from the Company’s Current Report on Form 1-U as filed with the SEC on May 24, 2022.

Pursuant to the Consignment Agreement, the Consignee is appointed as the exclusive selling agent of the Painting and may sell the Painting to a third-party through July 9, 2022, provided that the Company receives a minimum net proceed amount in connection with the sale. On June 15, 2022, the Consignee reached a definitive agreement to sell the Painting to an undisclosed buyer (the “Buyer”) for $1,000,000 (net of fees and commissions) (the “Sale Price”) in accordance with the terms and conditions of the Consignment Agreement.

Title of the Painting shall pass to the Buyer only after the Company receives the full Sale Price. The Company cannot guarantee that the Buyer will make payment in full or that the sale will be completed. Upon the consummation of the above transaction and in accordance with the Company’s Amended and Restated Operating Agreement, the Company will use the proceeds of the sale of the Painting to pay or provide for payment of the Company’s liabilities, costs and expenses and will distribute the remaining proceeds of the liquidation of the assets to the Company’s shareholders of record, after which the Company will wind up operations and dissolve.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

6.1	Consignment Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on May 24, 2022)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 022, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel

Date: July 5, 2022